November 6, 2009

VIA EDGAR
Larry Greene, Esq.
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement (File No. 333-143819) of Prospect Capital Corporation (the "Company")

Dear Mr. Greene:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests acceleration of Post-Effective Amendment No. 17 to the Registration Statement on Form N-2 filed on November 6, 2009 so that it may become effective by 2:00 p.m. (Eastern time) on November 9, 2009 or as soon as thereafter practicable.

The Company hereby acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The Company hereby requests that you notify Richard Prins (212-735-2790) or Carmine Lekstutis (212-735-2132) of Skadden, Arps, Slate, Meagher & Flom LLP by telephone once the Registration Statement has been declared effective.

Very truly yours,

Prospect Capital Corporation

/s/ Brian H. Oswald
Name: Brian H. Oswald
Title:   Chief Financial Officer, Chief Compliance Officer,
          Treasurer and Secretary